October 13, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Erin Donahue and Jennifer Angelini

Re:	Dana Incorporated
Form 10-K for Fiscal Year Ended December 31, 2021
Response Dated September 15, 2022
File No. 001-01063

Dear Ms. Donahue and Ms. Angelini:

On behalf of Dana Incorporated (“Dana”), I submit our responses to the comments in your letter dated September 29, 2022, related to Dana’s Form 10-K for the fiscal year ended December 31, 2021, filed with the United States Securities and Exchange Commission (the “SEC”) on February 23, 2022, and the Company’s prior response, dated September 15, 2022.

Response Dated September 15, 2022

Risk Factors, Page 7

1.	Your response to prior comment two indicates that existing risk factor disclosure "addresses the transition risks related to climate change," yet this disclosure does not appear to address the climate change-related transition risks noted in our comment. Please tell us how you considered addressing other transition risks related to climate change, including those identified in our comment. Include information regarding the material effects of the transition risks related to climate change that you have considered.

Response:

Pursuant to the applicable disclosure standards, the Company does not expect transition risks related to climate change to materially affect our business, financial condition, and results of operations beyond those risks previously disclosed. We will continue to review the materiality of these transition risks and will disclose such risks in future filings if they become material to the Company.

We further note that the current transition of the mobility industry as it shifts from petroleum fuel vehicles (internal combustion engine vehicles) to alternative fuel vehicles (electric vehicles, hybrid electric vehicles, hydrogen vehicles, etc.) presents a significant opportunity for the Company. Over the last several years, the Company has made strategic decisions to accelerate the electrification of its product portfolio and to position the Company to be a leader in the e-propulsion systems that will be at the center of the transition from internal combustion engine vehicles to electric vehicles. Please see the following disclosures in our Form 10-K: discussion of key electrification initiatives, within Part I, Item 1, "Engineering and Research and Development"; discussion of vehicle electrification as it relates to our strategy, within Part II, Item 7, "Operational and Strategic Initiatives"; discussion of businesses acquired to support our electrification strategy, within Part II, Item 7, "Acquisitions"; and Note 2 to our consolidated financial statements within Part II, Item 8.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.	We note your response to prior comment four and reissue it in part. As requested by our prior comment, please tell us about and quantify capital expenditures for your climate-related projects for each of the periods covered by your Form 10-K and tell us about amounts you expect to incur in future periods.

Response:

For purposes of context and clarification, the Company considers capital projects undertaken with the primary purpose of reducing Scope 1 or Scope 2 greenhouse gas emissions to be climate-related capital projects. While the Company considers environmental impact as a key factor when making capital expenditure decisions, the Company does not currently anticipate that climate-related capital expenditures will be material in future periods. The Company, to the extent applicable and if material to the Company's business, financial condition and results of operations will disclose in future periods the climate-related capital expenditures.

Further, in specific response to your request to quantify capital expenditures for the Company's climate related projects in 2021, the previously referenced solar array project in Sanand, India required a capital investment of approximately $0.082 million.

3.	We note the disclosure cited in your response, yet reissue prior comment five as it does not appear that each of the items identified in our prior comment is addressed in your response. Please provide us with additional analysis of the indirect consequences of climate-related regulations or business trends. Include information explaining how the disclosed risks related to such consequences specifically address developments regarding climate change or tell us how you concluded on the materiality of the items for which disclosure was not deemed necessary.

Response:

Pursuant to the applicable disclosure standards, the Company does not expect indirect consequences of climate-related regulations or business trends to materially affect our business, financial condition, and results of operations beyond those risks previously disclosed. We will continue to review the materiality of these risks and will disclose such risks in future filings if they become material to the Company.

We further note that the current transition of the mobility industry as it shifts from petroleum fuel vehicles (internal combustion engine vehicles) to alternative fuel vehicles (electric vehicles, hybrid electric vehicles, hydrogen vehicles, etc.) presents a significant opportunity for the Company. Over the last several years, the Company has made strategic decisions to accelerate the electrification of its product portfolio and to position the Company to be a leader in the e-propulsion systems that will be at the center of the transition from internal combustion engine vehicles to electric vehicles. Please see the following disclosures in our Form 10-K: discussion of key electrification initiatives, within Part I, Item 1, "Engineering and Research and Development"; discussion of vehicle electrification as it relates to our strategy, within Part II, Item 7, "Operational and Strategic Initiatives"; discussion of businesses acquired to support our electrification strategy, within Part II, Item 7, "Acquisitions"; and Note 2 to our consolidated financial statements within Part II, Item 8.

4.	We note your response to prior comment eight that you did not engage in purchases or sales of carbon credits or offsets during periods covered by your Form 10-K. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

Response:

The Company currently has no plans to purchase carbon credits or offsets.

Very truly yours,

/s/ Timothy R. Kraus

Timothy R. Kraus

Senior Vice President and Chief Financial Officer